January 23, 2020

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Erin Purnell

Re:                             Request for Effectiveness for EMCORE Corporation

Registration Statement on Form S-3 (File No. 333-235818)

Dear Ms. Purnell:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, EMCORE Corporation (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 a.m. Eastern Time, on Monday, January 27, 2020, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Shelly Heyduk of O’Melveny & Myers LLP of such effectiveness by telephone at (949) 823-7968.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Heyduk at the telephone number above.

Very truly yours,

EMCORE Corporation

	By:	/s/ Ryan Hochgesang
		Name:	Ryan Hochgesang
		Title:	Vice President, General Counsel

cc: Shelly Heyduk, O’Melveny & Myers LLP